

July 13, 2015

Spencer M. Rascoff
Chief Executive Officer
Zillow Group, Inc.
1301 Second Avenue, Floor 31
Seattle, WA 98101

      Re: Zillow Inc.
            Form 10-K for Fiscal Year End December 31, 2014
            Filed February 17, 2015
            File No. 001-35237

Dear Mr. Rascoff:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Craig D. Wilson

                        Craig D. Wilson
                        Senior Assistant Chief Accountant